Exhibit 107

CALCULATION OF FILING FEE TABLES

Form F-1

(Form Type)

eToro Group Ltd.

(Exact Name of Registrant as Specified in its Amended and Restated Memorandum and Articles of Association)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to be Paid	Equity	Class A common shares, no par value per share	Rule 457(o)	–	–	$100,000,000	0.00015310	$15,310
Fees Previously Paid	–	–	–	–	–	–	–	–
Total Offering Amounts								$15,310
Total Fees Previously Paid								$0
Total Fee Offsets								$0
Net Fee Due								$15,310

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes Class A common shares subject to the underwriters’ option to purchase additional shares.